GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

82-3023
File No. ~~82-4991~~

TSX Venture Exchange – GNH
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE CONVERTS DEBT TO COMMON SHARES

March 3, 2006

The Company is pleased to announce that it has negotiated a settlement of debt with various creditors which provides for the settlement of $456,783.14 of debt by the issuance of 1,827,133 common shares at a deemed price of $0.25 per share, of which 958,970 common shares will be issued to non-arm's length parties to settle $239,742.45 of the debt. The debt has been verified by the audited Annual Financial Statements for the year ended December 31, 2004. The securities issued pursuant to the debt settlement will be subject to a four month hold period.

The Company has negotiated this settlement so that the proceeds of future financings can be directed to the Company's exploration programs. The creditors are committed to assisting the Company in its growth and are willing to settle their outstanding debt at a premium to the current market price.

The Company has also written down $132,602.51 of outstanding payables.

The closing price of the Company's shares as traded on the TSX Venture Exchange on March 1, 2006 was $0.07.

The above is subject to regulatory acceptance by the TSX Venture Exchange.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

3/16

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 or visit **www.goldenhopemines.com**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.